UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

H&Q Life Sciences Investors
(Name of Issuer)

Shares of Beneficial Interest, Par Value $.01 Per Share
(Title of Class of Securities)

404053100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 404053100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 888,306
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 888,306
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 404053100

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 888,516
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 888,516
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 404053100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,453
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 420,453
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 404053100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,223
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 52,223
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 404053100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 404053100

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 415,030
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 415,030
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 404053100

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,686
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400,686
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 404053100

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 404053100

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,786
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400,786
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 404053100

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,786
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400,786
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 404053100

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,786
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400,786
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 404053100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Shares of Beneficial Interest, par value $.01 per share (the “Shares”), of H&Q Life Sciences Investors (the “Issuer”).  The address of the principal executive offices of the Issuer is 2 Liberty Square, 9th Floor, Boston, MA 02109.

Item 2.	Identity and Background.

(a)           This statement is filed by Western Investment LLC, a Delaware limited liability company (“WILLC”), Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”), Western Investment Activism Partners LLC, a Delaware limited liability company (“WIAP”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Western Investment Total Return Fund Ltd., a Cayman Islands corporation (“WITRL”), Arthur D. Lipson (together with WILLC, WIHP, WIAP, WITRP and WITRL, the “Western Entities”), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company (“BPIP”), Benchmark Plus Partners, L.L.C., a Delaware limited liability company (“BPP”), Benchmark Plus Management, L.L.C., a Delaware limited liability company (“BPM”), Scott Franzblau and Robert Ferguson (together with BPIP, BPP, BPM and Mr. Franzblau, the “Benchmark Entities”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP and WILLC and BPP.

WILLC has sole voting and investment power over WIHP’s, WIAP’s, WITRP’s and WITRL’s security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC’s voting and investment decisions.  BPM is the managing member of each of BPIP and BPP, and Messrs. Franzblau and Ferguson, in their roles as managing members of BPM, have sole voting and investment control over BPIP’s and BPP’s security holdings.

Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WIAP, WITRP and Mr. Lipson is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.  The principal business address of WITRL is c/o dms Management, P.O. Box 31910, dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands.  The officers and directors of WITRL and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

The principal business address of each of BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, Washington 98402.

(c)           The principal business of WILLC is acting as the investment manager of WITRL, the managing member of WIAP and the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP, WITRP, WIAP and WITRL is acquiring, holding and disposing of investments in various companies.

CUSIP NO. 404053100

The principal business of each of BPIP and BPP is acquiring, holding and disposing of investments in various companies.  The principal business of BPM is acting as the managing member of each of BPIP and BPP.  The principal occupation of Mr. Ferguson is acting as a managing member of BPM.  The principal occupation of Mr. Franzblau is acting as a managing member of BPM.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lipson, Ferguson and Franzblau are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 888,306 Shares beneficially owned by WILLC is approximately $8,957,517.  The Shares beneficially owned by WILLC consist of 500 Shares that were acquired with WILLC’s working capital, 420,453 Shares that were acquired with WIHP’s working capital, 52,223 Shares that were acquired with WIAP’s working capital, 100 Shares that were acquired with WITRP’s working capital and 415,030 Shares that were acquired with WITRL’s working capital.

The aggregate purchase price of the 210 Shares directly owned by Mr. Lipson is approximately $1,693.  The Shares directly owned by Mr. Lipson were acquired with personal funds.

The aggregate purchase price of the 400,786 Shares beneficially owned by BPM is approximately $3,899,839.  The Shares beneficially owned by BPM consist of 400,686 Shares that were acquired with BPIP’s working capital and 100 Shares that were acquired with BPP’s working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 404053100

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors of the Issuer (the “Board”) and other shareholders of the Issuer concerning the business, operations and future plans of the Issuer.  The Reporting Persons are concerned by, among other things, the persistent discount to net asset value at which the Shares have been trading and believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or reduced to a nominal amount, such as making more than a de minimis amount of accretive share repurchases, as other shareholder friendly closed-end funds have done.  We are also concerned with the Issuer’s practice of paying dividends in stock rather than cash, without giving shareholders the choice, which harms shareholders that would prefer cash.  The Reporting Persons are also concerned with the Issuer’s general record of poor corporate governance and its classified board structure in particular.  The Reporting Persons believe that the Board’s failure to institute best practice corporate governance measures is indicative of a board that places management’s interests over those of its shareholders.  These failures and unfair practices are also present at the Issuer’s sister fund, H&Q Healthcare Investors.

On December 22, 2010, WILLC delivered a letter to the Corporate Secretary of the Issuer submitting a proposal for inclusion in the Issuer’s proxy for its 2011 annual meeting of shareholders (the “2011 Annual Meeting”) and to be voted on at the 2011 Annual Meeting.  WILLC is proposing that the Board take the necessary steps to declassify the Board so that all directors are elected on an annual basis.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels and/or discount to net asset value of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning, among other things, changes to the management, the Board, capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,842,141 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2010, as reported in the Issuer’s Annual Report to Stockholders on Form N-CSR, filed with the Securities and Exchange Commission on December 1, 2010.

As of the date hereof, WIHP, WIAP, WITRP and WITRL beneficially owned 420,453, 52,223, 100 and 415,030 Shares, respectively, constituting approximately 1.9%, less than 1%, less than 1% and 1.9%, respectively, of the Shares outstanding.

As the general partner of each of WIHP and WITRP, the managing member of WIAP and the investment manager of WITRL, WILLC may be deemed to beneficially own the 887,806 Shares owned in the aggregate by WIHP, WIAP, WITRP and WITRL, constituting approximately 4.1% of the Shares outstanding, in addition to the 500 Shares it holds directly.

As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 888,306 Shares beneficially owned by WILLC, constituting approximately 4.1% of the Shares outstanding, in addition to the 210 Shares he owns directly.

CUSIP NO. 404053100

As of the date hereof, BPIP and BPP beneficially owned 400,686 and 100 Shares, respectively, constituting approximately 1.8% and less than 1%, respectively, of the Shares outstanding.  As the managing member of each of BPIP and BPP, BPM may be deemed to beneficially own the 400,786 Shares owned in the aggregate by BPIP and BPP, constituting approximately 1.8% of the Shares outstanding.  As managing members of BPM, each of Messrs. Franzblau and Ferguson may be deemed to beneficially own the 400,786 Shares beneficially owned by BPM, constituting approximately 1.8% of the Shares outstanding.

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by the Western Entities by virtue of their respective positions as described in Item 2.

Each of BPM and Messrs. Franzblau and Ferguson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by the Benchmark Entities by virtue of their respective positions as described in Item 2.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 3, 2011, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing.  The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their Shares subject to recall at their discretion.

Other than as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 404053100

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Partners L.P., Western Investment Total Return Fund Ltd., Arthur D. Lipson, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Robert Ferguson and Scott Franzblau, dated January 3, 2011.

CUSIP NO. 404053100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2011	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 404053100

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 404053100

SCHEDULE A

Directors and Officers of Western Investment Total Return Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Don M. Seymour Director	Businessperson dms Management Ltd.	dms Management P.O. Box 31910 dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands	Cayman Islands

David Bree Director	Businessperson dms Management Ltd.	dms Management P.O. Box 31910 dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands	Cayman Islands

J.D. Clark & Co. Secretary	Trust Company	2225 Washington Blvd. Ogden, Utah 84401	United States

CUSIP NO. 404053100

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Date of Purchase / Sale	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)

WESTERN INVESTMENT HEDGED PARTNERS L.P.

11/09/10	3,500	10.3494
11/09/10	1,400	10.3225
11/10/10	2,300	10.2585
11/11/10	2,400	10.2946
11/16/10	1,900	10.1778
11/18/10	21,958	10.0105
11/19/10	3,450	9.9835
11/23/10	2,000	9.9650
11/24/10	4,550	10.1036
11/26/10	150	10.0425
12/07/10	5,000	10.1535
12/08/10	38,652	10.0869
12/09/10	13,002	10.1224
12/10/10	57,812	10.1759
12/13/10	5,950	10.1953
12/13/10	7,100	10.1684
12/14/10	32,170	10.2742
12/14/10	7,000	10.3321
12/15/10	20,000	10.3469

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

12/23/10	100	10.7140
12/30/10	6,050	10.8460
12/30/10	210	10.8463
12/30/10	(5,000)	10.8537
12/31/10	12,617	10.7869
12/31/10	23,146	10.7679
12/31/10	(3,200)	10.8234
01/03/10	4,800	10.8607
01/03/10	13,500	10.8508

CUSIP NO. 404053100

Date of Purchase / Sale	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

12/15/10	8,115	10.3472
12/15/10	476	10.3901
12/16/10	21,756	10.4113
12/16/10	2,300	10.4202
12/17/10	33,415	10.4976
12/17/10	400	10.4935
12/20/10	2,900	10.5626
12/20/10	22,920	10.5985
12/21/10	3,100	10.5701
12/21/10	76,467	10.6069
12/22/10	32,471	10.6676
12/22/10	59,011	10.6607
12/23/10	6,072	10.7140
12/23/10	13,337	10.7163
12/27/10	1,786	10.7705
12/28/10	9,900	10.8059
12/28/10	2,000	10.8385
12/29/10	4,217	10.8745
12/29/10	1,400	10.8561
01/03/10	4,810	10.8607
01/03/10	13,547	10.8508

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

12/23/10	100	10.7140

BENCHMARK PLUS PARTNERS, L.L.C.

12/23/10	100	10.8140